ARK DEVELOPMENT, INC.

4225 New Forrest Drive

Plano, Texas  75093

February 15, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    H. Roger Schwall – Assistant Director

Laura Nicholson – Staff Attorney

Re:   Ark Development, Inc.

  Registration Statement on Form SB-2

  Filed January 10, 2008

  File Number 333-148574

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 29, 2008 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Ark Development, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

General

1.

Please note that amendments to Regulation S-K will become effective February 4, 2008 and that Form SB-2 will be eliminated as of that date.  With your next amendment, please amend your registration statement to comply with the new rules.  Refer to Release 33-8876 (December 19, 2007) and the “Compliance Date” section.

Response

The Company acknowledges the Staff’s comment and has revised the registration statement in accordance with the Staff’s comments.

2.

Please provide a reasonably detailed table of contents.  See Item 502 of Regulation S-B.

Response

The Company acknowledges the Staff’s comment and has revised the registration statement in accordance with the Staff’s comments.

Management, page 24

Directors and Executive Officers, page 24

3.

Please describe in more detail Noah Clark’s business experience during the past five years.  See Item 401(a)(4) of Regulation S-B.

Response

The Company acknowledges the Staff’s comment and has revised the registration statement in accordance with the Staff’s comments.

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

___/s/ Noah Clark_________

Noah Clark

Chief Executive Officer & President